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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           RAYTEL MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    755107208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   BALFOUR LLC
                         595 Madison Avenue, 19th Floor
                            New York, New York 10022
                                Attn: Rory Riggs
                                 (212) 713-5066
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 19, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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CUSIP NO.: 755107208                 13D                    PAGE 2 OF 8 PAGES





1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Balfour LLC
         ----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)  |_|
                                                              (B)  |X|

         ----------------------------------------------------------------------

3.       SEC USE ONLY
         ----------------------------------------------------------------------

4.       SOURCE OF FUNDS
                  OO
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                |_|

         ----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
         ----------------------------------------------------------------------

NUMBER OF          7.   SOLE VOTING POWER         342,382
SHARES                                    -------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER       -0-
OWNED BY                                     ----------------------------------
EACH               9.   SOLE DISPOSITIVE POWER    342,382
REPORTING                                     ---------------------------------
PERSON WITH       10.   SHARED DISPOSITIVE POWER  -0-
                                                -------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           342,382
         ----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                            |_|

         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           11.7%

         ----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                           CO
         ----------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.: 755107208                 13D                    PAGE 3 OF 8 PAGES




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Rory Riggs
         ----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)   |_|
                                                              (B)   |X|
         ----------------------------------------------------------------------

3.       SEC USE ONLY
         ----------------------------------------------------------------------

4.       SOURCE OF FUNDS
                  PF
         ----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 |_|

         ----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES OF AMERICA
         ----------------------------------------------------------------------

NUMBER OF          7.   SOLE VOTING POWER         342,382
SHARES                                    -------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER       -0-
OWNED BY                                     ----------------------------------
EACH               9.   SOLE DISPOSITIVE POWER    342,382
REPORTING                                     ---------------------------------
PERSON WITH       10.   SHARED DISPOSITIVE POWER  -0-
                                                -------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           342,382

         ----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                            |_|

         ----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           11.7%

         ----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
                           IN
         ----------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.: 755107208                 13D                    PAGE 4 OF 8 PAGES




ITEM 1.  SECURITY AND ISSUER.

      The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value (the "Common Stock"), of Raytel Medical Corporation (the "Issuer"). The Issuer's principal executive offices are located at 2755 Campus Drive, Suite 200, San Mateo, California 94403.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is jointly filed by Balfour LLC ("Balfour"), a New York limited liability company and Rory Riggs (together with Balfour, the "Reporting Persons"). The principal business of Balfour is investing. Mr. Riggs is the sole member of Balfour. The principal place of business of each of the Reporting Persons is 595 Madison Avenue, 19th Floor, New York, New York 10022. Mr. Riggs is a citizen of the United States.

      During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Riggs' utilized his own personal funds for the purchase of the shares of Common Stock. The aggregate purchase price of the shares of Common Stock was approximately $1,554,700.00.

ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the shares for investment purposes only. The Reporting Persons do not have any present plans or proposals which relate to or would result in:

            (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (2) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board;


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CUSIP NO.: 755107208                 13D                    PAGE 5 OF 8 PAGES




            (4) any material change in the present capitalization or dividend policy of the Issuer;

            (5) any other material change in the Issuer's business or corporate structure;

            (6) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or

            (9) any action similar to any of those enumerated above.


      Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire or dispose of additional securities as conditions permit. The Reporting Persons will continue to review the status of their investment and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of August 28, 2001, the Reporting Persons owned of record 342,382 shares (11.7%) of the Issuer's Common Stock.

            (b) As of August 28, 2001, the Reporting Persons had the sole power to vote and dispose of 342,382 (11.7%) shares of the Issuer's Common Stock.

            (c) during the last 60 days the Reporting Persons have engaged in the following open market transactions:

         TRANSACTION       QUANTITY         TRADE DATE        PRICE
         -----------       --------         ----------        -----
         Purchase            6,600          6/29/01          $2.00


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CUSIP NO.: 755107208                 13D                    PAGE 6 OF 8 PAGES




         TRANSACTION       QUANTITY         TRADE DATE        PRICE
         -----------       --------         ----------        -----
         Purchase            1,000          7/02/01          $2.03
         Purchase            1,000          7/02/01          $2.00
         Purchase            1,000          7/06/01          $2.11
         Purchase            3,000          7/10/01          $2.50
         Purchase            2,000          7/10/01          $2.60
         Purchase           25,000          7/18/01          $5.50
         Purchase           25,000          7/19/01          $5.35
         Purchase           25,000          7/19/01          $5.25
         Purchase           25,000          7/19/01          $5.30
         Purchase          185,000          8/13/01          $4.86


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement dated August 27, 2001 among Balfour LLC and Rory Riggs.



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                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 27, 2001

                                   BALFOUR LLC

                                   By: /s/ Rory Riggs
                                       ----------------------------------------
                                          Rory Riggs, Sole Member



                                       /s/ Rory Riggs
                                   --------------------------------------------
                                   Rory Riggs